DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 6808
paul.bozzello@dpw.com

MESSETURM
MAIN
DA, 2
1033
HONG KONG





File No. 82-4939

May 25, 2005

SUPPL

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- English translation of the official form concerning the 1st quarterly results of the company together with an explanatory presentation of them,
- Presentation on the Impact of International Financial Reporting Standards.

all of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at 212- 450-6808. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Paul Bozzello
Legal Clerk

Attachments

By Hand Delivery



PROCESSED
JUN 02 2005
THOMSON
FINANCIAL

(NY) 07945/001/12G05/05.25.sec.doc

GENERAL

Security reference

VERSION 4.1.0

ADVANCE QUARTERLY RESULTS:

QUARTER 1 **YEAR** 2005

Company name:
GRUPO FERROVIAL, S.A.

Business address:
C/ PRINCIPE DE VERGARA, 135

Tax ID no.:
A - 28606556

Persons who assume responsibility for this information, the posts they occupy and identification of their powers or faculties by virtue of which they represent the company:

Nicolás Villén Jiménez, Chief Financial Officer, by means of a power of attorney certified by the notary Antonio del Moral Castro on 15 February 1993 in Madrid with protocol no. 394 and registered at the Mercantile Register on 18 February 1993.

Signature:

A) ADVANCE ON QUARTERLY RESULTS

(Regarding the consolidated information, only the column applicable based on current standards must be completed).

Units: Thousands of Euros		PARENT COMPANY		CONSOLIDATED UNDER SPANISH		CONSOLIDATED UNDER IFRS	
		Current year	Previous year	Current year	Previous year	Current year	Previous year
NET REVENUES (1)	0800	11,951	11,071			1,808,333	1,706,926
PROFIT BEFORE TAX / PROFIT BEFORE TAX FROM CONTINUING OPERATIONS (2)	1040	149,879	145,763			102,550	91,535
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS (3)	4700					71,739	62,006
PROFIT FOR THE PERIOD (4)	1044	151,007	145,712			71,739	62,285
Profit attributable to minority interest / Profit for the period attributable to minority interest	2050					5,961	7,540
PROFIT FOR THE PERIOD ATTRIBUTABLE TO THE PARENT COMPANY / PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	2060					77,700	69,825
ISSUED CAPITAL	0500	140,265	140,265				
AVERAGE NUMBER OF EMPLOYEES	3000	213	190			50,628	48,448



B) BUSINESS PERFORMANCE

(Although the comments for inclusion in this section are summarised due to the synthetic character of this quarterly information, they must enable investors to form a sufficiently-informed opinion about the activity of the company or its group and the results obtained during the period covered by this quarterly information, as well as the financial and net worth position and other relevant data about the general operations of the company or its group. Comments about the consolidated financial aggregates must be clearly distinguished from those relating to the parent company).

PDF attached

C) BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly. If, in accordance with the applicable standards, there are adjustments and/or restatements in the previous period due to changes in accounting policies, error corrections or changes in the classification of items, the necessary quantitative and qualitative information must be included in this section in order to understand the adjustments and/or restatements.)

- The consolidated financial information presented in this report for the period January-March 2005 was drafted in accordance with the International Financial Reporting Standards in force at this time.

- The consolidated financial information for the period January-March 2004 was restated in accordance with IFRS for comparison purposes.

- The company has also decided to apply IAS 32 and IAS 39 regarding financial assets to the January-March 2004 information.

- Interpretations of standards are currently in discussion, especially the interpretation being discussed by the IFRIC (International Financial Reporting Interpretation Committee) on the concession business. The final approach adopted for these matters and, specifically, the approach adopted by the IFRIC regarding the open matters may have a significant impact on these results.

- The parent company information was drafted based on Spanish GAAP.

The main changes in the scope of consolidation in the first three months of 2005 were as follows:

- Concessions:

The Chicago Skyway Toll Bridge System was consolidated for the first time.

On 15 October 2004, Cintra Concesiones de Infraestructuras de Transporte, S.A. was awarded the concession for the Chicago Skyway Toll Bridge System. The winning consortium comprises Cintra (55%) and Australian group Macquarie (45%).

The 99-year lease agreement for the Chicago Skyway Toll Bridge System comprises the upkeep and operation of a 12.5-km elevated roadway. The project involves an investment of 1.82 billion dollars.

- Services:

Amey plc acquired an additional 33% of Tube Lines (it now owns 66%), which holds a 30-year administrative concession for the upkeep, maintenance and renovation of three London Underground lines.

That stake is proportionally consolidated since it is considered that there is joint control with another partner in the consortium, US group Bechtel.

D) DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year)

	Code	% of par value	Euro per share	Amount (thousand euro)
1. Ordinary shares	3100	0	0	0
2. Preference shares	3110	0	0	0
3 Redeemable shares	3115			
4 Non-voting shares	3120	0	0	0

Additional information about distributed dividends (interim, supplementary, etc.)

Annex on the next page

E) SIGNIFICANT EVENTS (*)

	Code	YES	NO
1. Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)	3200		X
2. Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)	3210		X
3. Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant investments or divestments, etc.)	3220	X	
4. Increase and decrease in share capital	3230		X
5. Issuance, redemption or cancellation of debt securities	3240		X
6. Change in Directors or Board of Directors	3250	X	
7. Amendments to the Company Bylaws	3260		X
8. Transformation, mergers or spin-offs	3270		X
9. Changes in the sector's institutional regulation with a significant effect on the economic or financial situation of the Company or Group	3280		X
10. Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group	3290		X
11. Bankruptcy, protection from creditors, etc.	3310		X
12. Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares	3320		X
13. Strategic agreements with domestic or foreign groups (cross-holdings, etc.)	3330		X
14. Other significant events	3340	X	

(*) Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRVB.

Additional information about distributed dividends (interim, supplementary, etc.)

On 29 October 2004, an interim dividend of 0.25 euro per share out of 2004 income was declared. This dividend, which amounted to 35,045,303.00 euro, was paid on 15 November 2004, excluding own shares at the time of payment.

On 18 March 2005, the Shareholders' Meeting of Grupo Ferrovial, S.A. declared a supplementary dividend of 0.57 euro per share (79,903,990.84 euro) out of 2004 income, excluding own shares at the date of the Shareholders' Meeting. This dividend will be paid on 13 May.

Consequently, a total dividend of 0.82 euro per share will have been distributed out of 2004 income.

F) ANNEX EXPLAINING SIGNIFICANT EVENTS

1. The Board of Directors approved the implementation of a remuneration plan for employees and executives of the companies comprising the corporate group of which Grupo Ferrovial, S.A. is the parent company (with the exception of Cintra Infraestructuras de Transporte, S.A. and its subsidiaries) who have the category of executive or head of department or equivalent, comprising the payment of part of the remuneration by delivering shares of Grupo Ferrovial, S.A., with a maximum of 12,000 euro per person.

2. On 29 January, Amey plc (a UK subsidiary of Ferrovial Servicios, S.A. which is wholly owned by Grupo Ferrovial, S.A.) met all the conditions to buy Jarvis's stake in the London Underground project managed via the Tube Lines consortium. As a result, Amey plc effectively became the owner of 66.66% of the Tube Lines consortium.

3. On 25 February, the Board of Directors approved the company's 2004 annual corporate governance report

4. On 18 March, the Shareholders' Meeting approved, among others, the following resolutions:
- Approval of the financial statements and management report of Grupo Ferrovial, S.A. and its consolidated group.
- Application of 2004 income and the distribution of a dividend of 0.82 euro per share, which, net of the interim dividend already paid, involves the payment of 0.57 euro per share payable on 13 May 2005.
- Approval of the conduct of business by the Board of Directors in 2004.
- Re-appointment of the directors Santiago Bergareche Busquet, Jaime Carvajal Urquijo, Joaquín Ayuso García, Fernando del Pino y Calvo Sotelo and Gabriele Burgio.
- Approval of a system of remuneration for members of the Board of Directors with executive functions and for senior executives, consisting of the payment of part of the variable remuneration in the form of shares of the Company, capped at 12,000 euro per person.

- 5. On 18 March, the Board of Directors re-appointed Joaquín Ayuso García as Chief Executive Officer of Grupo Ferrovial, S.A. and renewed the appointment of Santiago Bergareche Busquet, Jaime Carvajal Urquijo, Fernando del Pino y Calvo-Sotelo and Joaquín Ayuso García as members of the Executive Committee.

This information was filed on 31 January, 4 and 28 February, and 18 March.

PARENT
COMPA
NY

INSTRUCTIONS FOR COMPLETING THE ADVANCE ON QUARTERLY RESULTS (GENERAL)

- The required monetary amounts must be expressed in thousands of euro, without any decimals and rounded off, unless otherwise stated.
- Negative amounts must be expressed with a minus sign (-) in front of the number.
- Each figure must include next to it the figure for the corresponding period of the previous year, unless otherwise stated.
- The adopted international financial reporting standards (adopted IFRS) are understood as those that the European Commission has adopted in accordance with the procedure established in Regulation (EC) 1606/2002 of the European Parliament and of the Council of 19 July 2002.
- The financial information contained herein must be completed in accordance with the accounting standards and principles of recognition and valuation applicable to the company in the preparation of the financial statements for the annual period to which the periodic public information that is presented refers. Until the years starting from 1 January 2007, companies, except credit institutions, which, in accordance with the Code of Commerce, are obliged to provide consolidated financial statements, and at year-end have only issued fixed-income securities listed in a securities market, and which have decided to continue applying the standards contained in section 3, title III of book 1 of the Code of Commerce and the regulations that implement it provided that they have not applied in a previous year the adopted IFRS, must present consolidated periodic public information of section A) in the heading "Consolidated under Spanish GAAP".

- DEFINITIONS:

(1) Net revenues: comprise the amounts from the sale of products and services provided as part of the company's ordinary activities, less discounts and other rebates on sales and value added tax and other taxes directly related to the revenues figure. If the consolidated figures must be presented based on the adopted IFRS, the information in this section must be drafted in accordance with those standards.
(2) Profit before tax from continuing operations: companies that must present periodic financial information based on the adopted IFRS must include profit before tax from continuing operations in this section.
(3) Profit for the period from continuing operations: this heading must only be completed by companies that present their financial information based on the adopted IFRS and must reflect the profit after tax from continuing operations.
(4) Profit for the period: companies that present their financial information based on the adopted IFRS must include in this heading profit for the period from continuing operations minus or plus profit after tax from discontinued operations.



Earnings Presentation

January – March 2005

ferrovial


Contents

ferrovial – Results January – March 2005 – Unaudited figures, in million euro ferrovial

Basis of presentation

√ **Adoption of International Financial Reporting Standards (IFRS)**

The financial information herein relating to the first quarter of 2005 compared with 2004 was drafted, for both periods, under the new accounting standards adopted by the European Union for drafting the financial statements of listed consolidated groups from 1 January 2005.

IAS 32 and 39 are applied to financial assets in both periods.

On the date of publication of this report, the application of IFRS for concession companies is somewhat undefined since, although general IFRS are applicable to them, a definitive interpretation of the specific regime applicable to concessions has yet to be published.

The draft interpretations (D12, D13 and D14) were published by IFRIC in early 2005 and envisage the possibility of not applying them pending the final wording, provided that the accounting principles established in IFRS are adopted. Grupo Ferrovial has presented its 1Q05 results under IFRS by adopting the following approaches:

- IFRIC's interpretations regarding the two proposed models (intangible asset and financial asset) are not applied.

- The financial expenses following the completion of the construction period are not capitalised.

- Concession assets are depreciated on a straight-line basis.

ferrovial – Results January – March 2005 – Unaudited figures, in million euro

Highlights

✓ **Favourable ruling for 407 ETR**

In January 2005, the Ontario Superior Court ruled in favour of 407 ETR Concession Company Limited and rejected the appeal filed by Ontario Province. The court declared that 407 ETR was not obliged to ask the Ontario government for permission to raise tolls (chg. request). The Province has appealed the decision.

✓ **Chicago Skyway financing completed**

In March 2005, Cintra successfully closed the syndication of the US$1.19 billion non-recourse senior debt facility for the acquisition of the Chicago Skyway toll road in the US. It was oversubscribed 100%.

✓ **Acquisition of an additional 33% of Tube Lines**

In January 2005, Cintra acquired an additional 33% of Tube Lines for 142 million pounds (206 million euro).

✓ **Capital expenditure in 1Q05 alone (562 million euro) was higher than in the entire 2004 (389 million euro).**

1. Key figures

Net income increased by 11.3% to 77.7 million euro.

EBIT grew by 8.3% to 174.1 million euro.

Financials

	1Q05	1Q04	Chg. (%)
Net income	**77.7**	**69.89**	**11.3**
EPS	**0.55**	**0.50**	**11.3**
EBIT	174.1	160.8	8.3
Revenue	1,808.3	1,706.9	5.9
Net financial debt	460	772	
Gross capital expenditure	563	77	

Operating figures

	1Q05	1Q04	Chg. (%)
Construction backlog	6,803	6,237	9.1
Real estate pre-sales	146	145	0.5
Real estate backlog	1,005	1,000	0.4
Services backlog	5,386	5,165	4.3
Toll road traffic			
Autema (ADT)	19,366	18,643	3.9
Ausol I (ADT)	17,239	17,269	-0.2
Ausol II (ADT)	16,098	14,358	12.1
407 ETR (trips)	256,487	245,261	4.6
Chicago Skyway (ADT)	40,693		
M-45 (ADT)	76,425	86,064	-11.2
Airport traffic (thousand pax)			
Sydney	7,169	6,753	6.2
Bristol	997	889	12.1
Belfast	495	427	16.1
Parking spaces	212,392	181,029	17.3

ferrovial – Results January - March 2005 - Unaudited figures, in million euro ferrovial

1.1 Breakdown by division

Revenue	1Q05	1Q04	Chg. (%)
Construction	868.5	794.8	9.3
Real estate	162.4	199.3	-18.5
Infrastructure	161.4	137.6	17.3
Services	647.7	617.4	4.9
Adjustments(*)	-31.7	-42.2	
Total	**1,808.3**	**1,706.9**	**5.9**

(*) This item relates to consolidation adjustments for intercompany sales

EBIT	1Q05	1Q04	Chg. (%)
Construction	37.6	34.4	9.3
Real estate	30.0	37.7	-20.4
Infrastructure	60.7	50.1	21.2
Services	46.9	39.7	18.1
Other	-1.1	-1.1	
Total	**174.1**	**160.8**	**8.3**

EBIT margin	1Q05	1Q04
Construction	4.3%	4.3%
Real estate	18.5%	18.9%
Infrastructure	37.6%	36.4%
Services	7.2%	6.4%
Consolidated group	**9.6%**	**9.4%**

EBT	1Q05	1Q04	Chg. (%)
Construction	51.6	47.8	7.9
Real estate	23.1	30.0	-23.0
Infrastructure	-7.1	-12.9	44.6
Services	37.3	29.8	25.2
Other	-2.3	-3.1	
Total	**102.6**	**91.6**	**12.0**

ferrovial – Results January – March 2005 – Unaudited figures, in million euro ferrovial

2. Analysis of income statement

2.1 Income statement

	1Q05	1Q04	Chg. (%)
Net sales	**1,808.3**	**1.706.9**	**5.9**
Other revenues	6.4	6.6	-2.3
Changes in inventories of finished gods and work in progress	94.5	74.9	26.1
External and operating expenses	1,276.8	1,185.5	7.7
Personnel expenses	400.5	380.2	5.3
EBITDA	**231.9**	**222.7**	**4.1**
EBITDA Margin	**12.8%**	**13.0%**	
Period depreciation	65.6	55.9	17.5
Change in operating provisions	-7.8	6.0	-229.7
EBIT	**174.1**	**160.8**	**8.3**
EBIT Margin	**9.6%**	**9.4%**	
Fianancial revenues	37.1	23.1	61.2
Financial expenses	-111.3	-93.7	18.8
Financial Result	-74.2	-70.6	5.0
Equity-accounted affiliates	2.6	1.4	89.1
Other profit and loss	0.1	0.0	-339.1
EBT	**102.6**	**91.6**	**12.0**
Corporate income tax	-30.8	-29.5	4.3
CONSOLIDATED INCOME	71.8	62.0	15.7
Minority interests	6.0	7.5	-21.0
ATTRIBUTABLE NET INCOME	**77.7**	**69.6**	**11.7**
Net result from discontinued operations	0.0	0.3	-100.0
TOTAL ATTRIBUTABLE NET INCOME	**77.7**	**69.8**	**11.3**

ferrovial – Results January – March 2005 – Unaudited figures, in million euro ferrovial

2.2 Revenue

Revenue increased by 5.9%.

The individual business lines performed as follows:

Revenue	1Q05	1Q04	Chg. (%)
Construction	868.5	794.8	9.3
Real estate	162.4	199.3	-18.5
Infrastructure	161.4	137.6	17.3
Services	647.7	617.4	4.9
Adjustments(*)	-31.7	-42.2	
Total	**1,808.3**	**1,706.9**	**5.9**

(*) This item relates to consolidation adjustments for intercompany sales

The main reasons behind these variations are as follows:

- Construction: greater construction activity abroad, especially due to the construction of the Euroscut Norte toll road in Portugal and the N4/N6 in Ireland, and to Budimex.
- Real estate: negative growth due to the low level of homes delivered in 1Q05.
- Infrastructure: higher revenues due to the contribution of the Chicago Skyway (not operated by Cintra in 1Q04) and the R-4 toll road (not in operation in 1Q04).

The breakdown of sales by region is as follows:

	1Q05	%	1Q04	%	Chg. %
Spain	1,107	61%	1,133	66%	-2.3%
Other countries	702	39%	574	34%	22.3%
TOTAL	**1,808**	**100%**	**1,707**	**100%**	**5.9%**

International revenue shows a strong growth and accounts for 39% of the total sales.

The foreign countries making the greatest contribution to group revenues were the UK (21%), Poland (6%), Canada (3%), Portugal (3%) and Chile (3%).

ferrovial – Results January – March 2005 – Unaudited figures, in million euro ferrovial

2.3 EBIT

The individual business lines performed as follows:

EBIT	1Q05	1Q04	Chg. (%)
Construction	37.6	34.4	9.3
Real estate	30.0	37.7	-20.4
Infrastructure	60.7	50.1	21.1
Services	46.9	39.7	18.1
Other	-1.1	-1.1	
Total	**174.1**	**160.8**	**8.3**

EBIT increased by 8% due to higher revenue and **good performance by recurring activities (around 20% growth).** The seasonal nature of house deliveries in the real estate business led to lower growth in 1Q05.

EBIT by division (%):

	1Q05	1Q04
Construction	21%	21%
Real estate	17%	23%
Infrastructure	35%	31%
Services	27%	25%
Consolidated group	**100.0%**	**100.0%**

Less cyclical businesses (infrastructure and services) accounted for 62% of EBIT, compared with 56% in 1Q04.

ferrovial – Results January – March 2005 – Unaudited figures, in million euro ferrovial

2.4 Financial result

	1Q05	1Q04
Concession companies	-69.8	-67.2
Rest of group	-4.3	-3.4
Total	**-74.2**	**-70.6**

The **financial result of the concession companies** increased due to the addition of debt from the Chicago Skyway (consolidated in 2005) and from the Radial-4 road (not in operation in March 2004).

Breakdown of the rest of group financial result:

	1Q05	1Q04
Financing result	-2.9	-8.7
Other financial results	-1.4	5.3
Total	**-4.3**	**-3.4**

The financing result decreased on 1Q04 due to a lower net debt balance (46 0million euro vs. 772 million euro).

Other financial results include items such as default interest, surety expenses and mortgages. The decrease in 1Q05 is because the company exceptionally collected 7 million euros in default interest in 1Q04 for a single project.

2.5 Taxes

The book expense for taxes totalled 30.8 million euro, implying a tax rate of 30%, slightly less than the 32% in 1Q04.

2.6 Net income

Net income increased by **11.3%** to 77.7 million euros.

ferrovial – Results January – March 2005 – Unaudited figures, in million euro ferrovial

3. Analysis by business area

3.1 Construction

	1Q05	1Q04	Chg. (%)
Revenue	868.5	794.8	9.3
EBIT	37.6	34.4	9.4
EBIT margin	4.3%	4.3%	
EBT	51.6	47.8	7.9
EBT margin	5.9%	6.0%	
Backlog	6,803	6,237	9.1
Investment	20	6	

Revenue grew 9.3%, maintaining business profitability.

This increase in revenue was due to greater construction activity abroad, especially the construction of the Euroscut Norte toll road in Portugal and the N4/N6 in Ireland, as well as Budimex.

Excluding the currency effect, revenue would have increased by 7%

The EBT margin narrowed slightly, from 6.0% in 1Q04 to 5.9%, due to lower default interest collections (down 7 million euro).

The backlog increased by 9% and now accounts for over 23 months' activity.

Capital expenditure increased 3.5-fold due to the acquisition of heavy machinery, principally tunnel-boring machines.

ferrovial – Results January – March 2005 – Unaudited figures, in million euro ferrovial

Budimex figures

	1Q05	1Q04	Chg. (%)
Revenue	101.6	40.3	152
EBIT	-1.6	0.0	
EBIT margin	-1.6%	0.0%	
EBT	0.2	-0.1	
EBT margin	0.2%	-0.1%	
Backlog	611	461	32

The Polish zloty appreciated by 16% against the euro between 1Q04 and 1Q05.

Revenue **in local currency terms** increased by 109%. This sharp growth was because in 1Q04 only January and February revenues were booked. Excluding this effect, growth would have been 70% in euro and 40% in local currency.

The backlog amounts to over 600 million euro, i.e. 32% more than in 1Q04.

Construction figures excluding Budimex

	1Q05	1Q04	Chg. (%)
Revenue	766.9	754.5	1.6%
EBIT	39.2	34.4	14.0%
EBIT margin	5.1%	4.6%	
EBT	51.4	47.9	7.3%
EBT margin	6.7%	6.3%	
Backlog	6,192	5,776	7.2%

ferrovial – Results January – March 2005 – Unaudited figures, in million euro ferrovial

3.2 Real estate

	1Q05	1Q04	Chg. (%)
Revenue	162.4	199.3	-18.5
EBIT	30.0	37.7	-20.4
EBIT margin	18.5%	18.9%	
EBT	23.1	30.0	-23,0
EBT margin	14.2%	15.1%	
Pre-sales	146	145	0.5
Backlog	1,005	1,000	0.4
Land purchases	127	117	

Revenue in this division declined 18.5% due to the small number of homes delivered in 1Q05. The EBIT margin in 1Q05 (18.5%) is in line with 1Q04 (18.9%)

Pre-sales and the backlog rebounded slightly on 1Q04. The backlog totalled over 1 billion euro, ensuring approximately 18 months' sales.

ferrovial – Results January – March 2005 – Unaudited figures, in million euro ferrovial

The breakdown by business line is as follows:

	1Q05	1Q04	Chg. (%)
Total property development			
Revenue	127.4	165.6	-23
EBITDA	31.4	37.5	-16
EBITDA margin	24.6%	22.6%	
Land sales			
Revenue	1.2	9.4	-87
EBITDA	-0.1	3.0	-103
EBITDA margin	-8.3%	31.9%	
Realty brokerage (Don Piso)			
Revenue	33.4	24.7	35
EBITDA	4.9	2.6	88
EBITDA margin	14.7%	10.5%	
Tertiary			
Revenue	0.5	0.8	-38
EBITDA	0.8	0.7	14
EBITDA margin	160.0%	87.5%	
Operating expenses	**-8.5**	**-7.6**	**12**
EBIT	**30.0**	**37.7**	**-20.4**
EBIT margin	18.5%	18.9%	

ferrovial – Results January – March 2005 – Unaudited figures, in million euro ferrovial

3.3 Infrastructure

	1Q05	1Q04	Chg. (%)
Revenue	161.4	137.6	17.3
EBIT	60.7	50.1	21.1
EBIT margin	37.6%	36.4%	
EBT	-7.1	-12.9	44.6
EBT margin	-4.4%	-9.4%	
Investment	385	24	

Revenue increased due mainly to the toll road business, which has consolidated the Chicago Skyway since 24 January, and to growth in the car park business as a result of the full consolidation of Eguisa.

Toll roads

	1Q05	1Q04	Chg. (%)
Revenue	122.1	103.8	17.6
EBIT	52.7	44.6	18.2
EBIT margin	43.2%	43.0%	

407 ETR announced a **toll increase** effective 7 February 2005. The new tolls are **7.2% higher at peak hours** (14.95 Canadian cents per kilometre).

Traffic grew 4.6% in 1Q05 despite the toll increase.

In March 2005, Cintra **successfully closed the syndication** of the US$1.19 billion non-recourse senior debt facility for the acquisition of the Chicago Skyway in the US. It was oversubscribed 100%.

The senior debt facility is broken down into three tranches:

- Series A: US$1 billion to finance the acquisition of the Skyway from the City of Chicago;

- Series B: US$110 million to pay part of the accruing interest on the Series A, B and C loans;

- Series C: US$80 million to fund improvements on the Skyway between 2005 and 2008, as required under the terms of the concession.

The senior debt has a final maturity of 9 years and pays a margin of 1.25% p.a. from years 1 to 5; 1.50% p.a. in years 6 and 7, and 1.75% p.a. in years 8 and 9.

4

Main toll roads:

407 ETR

	1Q05	**1Q04**	**Chg.**	**Chg. in Local currency**
Revenue	55.6	50.3	10.5%	8.3%
EBIT	26.2	20.2	29.4%	
EBIT margin	47.1%	40.2%		
CAD/EUR exchg. rate	**1.606**	**1.639**	**-2.0%**	
Traffic				
Daily trips	256,487	245,261	4.6%	
VKT (thousands)	441.8	418.3	5.6%	

ferrovial – Results January – March 2005 – Unaudited figures, in million euro ferrovial

Ausol

Ausol total	1Q05	1Q04	%
Revenue	10.8	9.5	12.7%
EBIT	4.5	3.5	26.8%
EBIT margin	41.8%	37.2%	
Ausol I			
Revenue	8.6	7.8	10.2%
EBIT	4.1	3.5	17.5%
EBITDA margin	47.5%	44.7%	
ADT	**17,239**	**17,269**	**-0.2%**
Ausol II			
Revenue	2.1	1.7	24.5%
EBIT	0.4	0.0	652.9
EBITDA margin	18.8%	2.8%	
ADT	**16,098**	**14,358**	**12.1%**

Traffic decreased slightly at Ausol since traffic grew 17% in 1Q04, compared with 6% growth in full-year 2004.

Autema

	1Q05	1Q04	Chg.
Revenue	9.4	8.8	6.8%
EBIT	6.1	5.4	12.0%
EBITDA margin	64.9%	61.4%	
ADT	**19,366**	**18,649**	**3.9%**

Chilean toll roads

	1Q05	1Q04	Chg.
Revenue	23.5	22.9	2.4%
EBIT	12.8	12.6	1.2%
EBIT margin	54.7%	55.0%	

M-45 (shadow toll)	1Q05	1Q04	Chg.
Revenue	2.8	2.6	5.7%
EBIT	1.8	1.6	7.4%
EBIT margin	64.2%	61.5%	
ADT	**76,425**	**86,064**	**-11.2%**

Revenue increased despite the decline in traffic (due to the opening of the M-50 connection between the R-4 and the M-31), which is still 15% higher than the traffic cap.

Airports

	1Q05	1Q04	Chg. (%)
Revenue	12.8	12.7	1%
EBIT	1.4	2.1	-33
EBIT margin	11%	17%	

Main airports:

Sydney (equity-accounted)	1Q05	1Q04	Chg.	Chg. in Local currency
Revenue	93.3	85.8	9%	13%
EBITDA	77.1	68.3	13%	
EBITDA margin	83%	80%		
EBIT	55.1	46.4	19%	
EBIT margin	59%	54%		
AUD/EUR exchg. rate	**1.6867**	**1.6199**	**4%**	
Passengers (thousands)				
International	2,601	2,398	8%	
Domestic	4,568	4,355	5%	
Total	**7,169**	**6,753**	**6%**	

International and domestic air traffic performed well; as a result, revenue grew 9% on 1Q04.

Bristol (50% proportionally consolidated)

	1Q05	1Q04	Chg.	Chg. in local currency
Revenue	13.1	13.9	-6%	-3%
EBITDA	6.1	8.2	-26%	
EBITDA margin	47%	59%		
EBIT	5.0	7.1	-30%	
EBIT margin	38%	51%		
GBP/EUR exchg. rate	**0.6896**	**0.6734**	**2%**	
Passengers (thousands)				
International	696	605	15%	
Domestic	301	284	6%	
Total	**997**	**889**	**12%**	

Bristol airport performed well in 1Q05: traffic increased 12%, and international traffic grew 15%.

The lower margin is due to higher expenses as a result of the expansion of the check-in and baggage claim areas and a higher weighting of low-cost airlines.

Belfast City Airport (fully consolidated)

	1Q05	1Q04	Chg.	Chg. in local currency
Revenue	5.8	5.3	9%	12%
EBITDA	0.9	0.2	350%	
EBITDA margin	16%	4%		
EBIT	0.0	-0.5	-100%	
EBIT margin	0%	-9%		
GBP/EUR exchg. rate	**0.6896**	**0.6734**	**2%**	
Passengers (thousands)				
International	-	-	-	
Domestic	495	427	16%	
Total	**495**	**427**	**16%**	

ferrovial - Results January - March 2005 - Unaudited figures, in million euro ferrovial

Car parks

	1Q05	1Q04	Chg. (%)
Revenue	26.5	21.6	22.7
EBIT	6.6	3.5	88.6
EBIT margin	24.9%	16.2%	
Parking spaces	212,392	181,029	17.3

All line-items improved due mainly to the consolidation of Eguisa.

ferrovial – Results January – March 2005 – Unaudited figures, in million euro ferrovial

3.4. Services

	1Q05	1Q04	Chg. (%)
Revenue	647.7	617.4	4.9
EBIT	46.9	39.7	18.1
EBIT margin	7.2%	6.4%	
EBT	37.3	29.8	25.2
EBT margin	5.8%	4.8%	
Backlog	5,386	5,165	4.3
Investment	155	30	

The services division consolidated an **additional 33% of the London Underground concession company from 1 February 2005** (two months). Network Rail's maintenance contracts (included in 1Q04) are not included in 1Q05 since they were transferred in June 2004. Excluding both effects, revenue would have grown 4.6%.

The backlog does not include the London Underground contract.

Amey

	1Q05	1Q04	Chg. (%)
Revenue	372.3	364.2	2.2
EBITDA	36.1	27.8	29.9
EBITDA margin	9.7%	7.6%	
EBIT	23.2	21.2	9.4
EBIT margin	6.2%	5.8%	
EBT	17.3	14.7	119.4
EBT margin	4.7%	4.0%	
Backlog	2,962	2,841	4.3

Revenue increased 2.2%. The loss of the Network Rail contract was offset by a larger contribution from Tube Lines.

ferrovial – Results January – March 2005 – Unaudited figures, in million euro ferrovial

Services excluding Amey

	1Q05	1Q04	Chg. (%)
Revenue	275.4	253.2	8.8%
EBIT	23.7	18.5	28.1%
EBIT margin	8.6%	7.3%	
EBT	20.0	15.1	32.3%
EBT margin	7.3%	6.0%	
Backlog	2,424	2,324	4.3%

The EBIT margin widened to 8.6%. Revenues grew due to the addition of new contracts in 2H04.

ferrovial – Results January – March 2005 – Unaudited figures, in million euro ferrovial

Consolidated balance sheet at 31-3-05

	mar-05	dic-04
Due from shareholder for uncalled capital	0.2	0.2
FIXED ASSETS	9,026.6	7,060.1
Star-up expenses	0.0	0.0
Intangibles assets	1,421.1	185.4
Tangible fixed assets	1,151.7	579.8
Concession companies assets	5,440.0	5,463.9
Long-term financial investments	1,013.8	830.9
DERIVATIVES AT FAIR VALUE	89.8	68.4
GOODWILL IN CONSOLIDATION	1,298.1	1,278.2
DEFERRED CHARGES	267.2	267.2
CURRENT ASSETS	6,719.2	6,307.7
Inventories	1,757.2	1,568.1
Accounts receivable	3,394.5	2,674.8
Cash & cash equivalents	1,499.1	2,023.1
Concession companies	727.6	609.9
Other companies	771.5	1,413.2
Accrual adjustments	67.9	41.2
TOTAL ASSETS	**17,401.0**	**14,981.8**
EQUITY WITH MINORITY INTEREST	3,136.8	2,542.4
SHAREHOLDER'S EQUITY	2,162.2	1,909.4
MINORITY INTERESTS	974.7	633.0
NEGATIVE DIFERENCE IN CONSOLIDATION	-0.9	-0.9
DEFERRED REVENUES	213.6	202.4
PROVISIONS FOR CONTIGENCIES AND EXPENSES	260.0	231.5
DERIVATIVES AT FAIR VALUE	69.1	69.1
LONG TERM DEBT	8,120.3	6,970.9
Interest-bearing debt	8,008.3	6,786.0
Concessions companies	6,995.8	5,825.7
Other companies	1,012.5	960.4
Trade accounts payable	112.0	184.9
DEFERRED TAXES	141.4	139.5
CURRENT LIABILITIES	5,150.8	4,511.9
Interest-bearing debt	737.1	496.4
Concessions companies	518.1	178.5
Other companies	219.1	317.9
Trade accounts payable	3,621.2	3,337.3
Other short-term debt	739.1	630.0
Accrual adjustments	53.3	48.2
OPERATING PROVISIONS	309.8	314.9
TOTAL LIABILITIES	**17,401.0**	**14,981.8**

ferrovial – Results January – March 2005 – Unaudited figures, in million euro ferrovial

4.1 Net cash balance at 31-3-05

	Ferrovial	Concess.	Total
Debt	**1,231.6**	**7,513.9**	**8,745.4**
Long term	1,012.5	6,995.8	8,008.3
Short term	219.1	518.1	737.1
Cash and cash equivalents	**771.5**	**727.6**	**1,499.1**
Net balance	**-460.1**	**-6,786.3**	**-7,246.4**
% of total	**6%**	**94%**	**100%**
Leverage	**15%**		

Ferrovial went from a net cash balance of 139 million euro in December 2004 to a net debt balance of 460 million euro due to the payments for the acquisition of the Chicago Skyway (376 million euro) and an additional 33% of Tube Lines. (139 million euro).

4.4 Gross capital expenditure in the period

	1Q05
Construction	20.3
Real estate (excluding land)	0.8
Infrastructure	385.4
Services	154.8
Telecommunications	0.0
Other	1.3
TOTAL	**562.6**

Capex in 1Q05 alone was higher than in full-year 2004 (389 million euro).

The Real Estate division invested 127 million euro in land purchases.

Investment in construction was due to the acquisition of machinery, principally tunnel-boring machines. In Infrastructure, the largest investment was in the payment for the acquisition of the Chicago Skyway (376 million euro, 55% of capital).In Services, the main investment was to acquire an additional 33% of the

London Underground concession company (139 million euro). The remainder (to total 206 million euro) will be paid 2007.

ferrovial – Results January – March 2005 – Unaudited figures, in million euro ferrovial

Annex I - Contracts obtained in the quarter

Construction

- Chillán Norte bypass, service roads and Nebuco junction (Chile)
- Construction of a drinking water plant in Jelenia Góra (Poland)
- Airport terminal building, site development and access roads (Málaga)
- 220 homes, parking spaces, lumber rooms, and site development in the A-11 block in Mairena de Aljarafe (Sevilla)
- Construction of the AS-112 road: Cabañaquinta-Santullano, section: Moreda-Corigos (Asturias)
- Tertiary water treatment work at the sewage plant in Rincón de León (Alicante)
- Construction of a cruise ship dock in Getxo (Basque Country)
- 368 homes, parking spaces, lumber rooms, and site development in Camino de la Térmica (Málaga)
- Construction of 1,204 homes in the Almanzora Country Club development in Cuevas de Almanzora (Almería)
- Consolidation work in Madrid Metro line 3: Argüelles-Moncloa link

Services

- Maintenance of Halton Borough Council's road network in 2005 and 2005 (UK)
- Control and monitoring of Tube Line's electronic and mechanical systems (UK)
- Maintenance of Cumbria County's road network (7,700 kilometres, 1,700 bridges and 44,000 streetlights) (UK)
- Facility management contract for Barajas airport industrial zone (Madrid)
- Waste plan in Sector III (Almería)
- Cleaning, gardening, disinfection, pest control and rat control at Fuenlabrada hospital (Madrid)
- Municipal solid waste collection and street cleaning in Nigrán (Pontevedra)

- Street cleaning, municipal solid waste collection and transport, and related services (Basque Country)
- Municipal solid waste collection and cleaning of rubbish skips (Huelva)
- Waste collection in Bajo Tiétar (Ávila)

Infrastructure

- On-street parking control and tow truck service (Toledo)
- 1-year extension to the parking control service in Lliria (Valencia)
- Extension of the concession for Barajas airport employee car park (Madrid)
- On-street parking control in Aldaia (Valencia)
- Construction and operation of three private car parks (Bilbao)

ferrovial – Results January – March 2005 – Unaudited figures, in million euro ferrovial

Additional information

Investor Relations Department

Address:	Príncipe de Vergara 135 28002 Madrid
Telephone:	+34 91 586 28 26 +34 91 586 28 28
Fax:	+ 34 91 586 26 89
e-mail:	ir@ferrovial.es
web:	http://www.ferrovial.com

ferrovial





05
Member of
Dow Jones
Sustainability
Indexes



Earnings January - March 2005



Impact of International Financial Reporting Standards December 2004

12 May 2005

Highlights of 1Q05

- Ruling in favour of 407ETR
- Financial closure of Chicago Skyway
- Completed acquisition of an additional 33% of Tube Lines

Key financial figures

	1Q05	1Q04	Δ%
Revenue	1808	1.707	+6%
EBIT	174	161	+8%
Net income	78	70	+11%
Net debt / (Cash)	460	772	
Capital expenditure	563	77	

ferrovial

Impact of IFRS on 1Q04 results

	Spanish GAAP	CAP. Financ.	Goodw.	Deprec.	Derivat.	Other	IFRS
Net sales	**1.710,9**					**-4,0**	**1.706,9**
Other revenues	7,3					-0,8	6,6
Changes in inventories of finished ggods and work in progress	74,9					0,0	74,9
Total Operating revenues	**1.793,1**	**0,0**	**0,0**	**0,0**	**0,0**	**-4,7**	**1.788,4**
External and operating expenses	1.187,9					-2,4	1.185,5
Personnel expenses	381,0					-0,8	380,2
EBITDA	**224,2**	**0,0**	**0,0**	**0,0**	**0,0**	**-1,5**	**222,7**
Period depreciation	47,0			10,4		-1,6	55,9
Change in operating provisions	6,1					0,0	6,0
Total Operating expenses	**1.622,0**	**0,0**	**0,0**	**10,4**	**0,0**	**-4,8**	**1.627,6**
EBITDA	**171,1**	**0,0**	**0,0**	**-10,4**	**0,0**	**0,1**	**160,8**
Financial revenues	21,4				1,7	0,0	23,1
Financial expenses	-41,1	-54,3				1,7	-93,7
Financial Result	**-19,7**	**-54,3**	**0,0**	**0,0**	**1,7**	**1,7**	**-70,6**
Equity-accounted affiliates	4,0	-1,2			-2,7	1,2	1,4
Goodwill	-17,8		17,8			0,0	0,0
Other profit and loss	0,0					0,0	0,0
Income from Ordinary Activities	**137,6**	**-55,5**	**17,8**	**-10,4**	**-1,0**	**3,0**	**91,6**
Extraordinary income	3,5					-3,5	0,0
EBT	**141,2**	**-55,5**	**17,8**	**-10,4**	**-1,0**	**-0,5**	**91,6**
Corporate income tax	-44,6	18,7	-4,6	3,5	0,4	-2,9	-29,5
CONSOLIDATED INCOME	**96,6**	**-36,8**	**13,2**	**-6,9**	**-0,7**	**-3,4**	**62,0**
Minority interests	-17,3	20,8	-1,1	4,0		1,2	7,5
ATTRIBUTABLE NET INCOME	**79,2**	**-16,0**	**12,1**	**-2,9**	**-0,7**	**-2,2**	**69,6**
Net result from discontinued operations	0,0	0,0	0,0	0,0	0,0	0,3	0,3
TOTAl ATTRIBUTABLE NET INCOME	**79,2**	**-16,0**	**12,1**	**-2,9**	**-0,7**	**-1,9**	**69,8**

Operating highlights

	1Q05	1Q04	Δ%
Construction backlog	6,803	6,237	+9.1%
Services backlog	5,386	5,165	+4.3%
Real estate backlog	1,005	1,000	+0.4%
Real estate pre-sales	146	145	+0.5%
Toll road traffic			
Autema (ADT)	19,366	18,643	+3.9%
Ausol I (ADT)	17,239	17,269	-0.2%
Ausol II (ADT)	19,098	14,358	+12.1%
ETR 407 (trips)	256,487	245,261	+4.6%
Chicago Skyway (ADT)	40,693	-	
Airport traffic ('000 pax)			
Sydney	7,169	6,723	+6.2%
Bristol	997	889	+12.1%
Belfast	495	427	+16.1%
Parking spaces	212,392	181,029	+17.3%

Break-down by business area

Net sales	1Q05	1Q04	Δ%
Construction	868.5	794.8	9.3%
Real Estate	162.4	199.3	-18.5%
Infrastructure	161.4	137.6	17.3%
Services	647.7	617.4	4.9%
Adjustments	-31.7	-42.2	
Total	**1.808.3**	**1.706.9**	**5.9%**


Construction
Services
35%
47%
9%
9%
Infrastructure
Real Estate

EBIT	1Q05	1Q04	Δ%
Construction	37.6	34.4	9.3%
Real Estate	30.0	37.7	-20.4%
Infrastructure	60.7	50.1	21.1%
Services	46.9	39.7	18.1%
Adjustments	-1.1	-1.1	
Total	**174.1**	**160.8**	**8.3%**


Construction
Services
27%
21%
35%
17%
Infrastructure
Real Estate

Main conclusions

- Strong growth in Construction
- Seasonal effect in Real Estate
- Larger backlog
- EBIT from recurring businesses growing at 20%
- International revenue increased by 22% and represents 39% of the total
- Capital expenditure in 1Q04 exceeds the figure for all of 2004
- Leverage 15%: Investment capacity intact


ferrovial





Impact of International Financial Reporting Standards December 2004



12 May 2005



CONTENTS

1.- Introduction

- This information has been prepared to explain the most significant changes identified as a result of the application of IFRS to the consolidated financial statements as of December 2004. Please note that:

  - This information is preliminary:

    - Based on the standards known at this time.
    - Those standards may be modified before the preparation of the official 2005 financial statements.
    - Certain matters of interpretation are currently open, most notably the interpretation currently being discussed by IFRIC (International Financial Reporting Interpretations Committee) regarding the concession business. The final position adopted by that committee may have a significant impact on figures presented here.

  - This information is unaudited. Although the company's auditors have assisted in reviewing it, the final auditors' report will be issued on the official financial statements for 2005.

2.- Methods adopted (I)

- **IAS 32 and 39 (Financial Instruments):** applied from 1 January 2004.

- **Concession business:**
  - IFRIC draft interpretation (D12. D13 and D14) not applied.
  - The impact of not capitalising financial expenses on toll roads after the end of construction is considered.
  - Depreciation on a straight-line basis. Pending final interpretation.

- **Share-based remuneration systems**: IFRS 2 applied since 1 January 2004.

2.- Methods adopted (II)

- **Property, plant and equipment and Intangible assets:** Cost.
- **Jointly-controlled companies and joint ventures**: proportionate consolidation.
- **Business combinations:** those prior to 1 January 2004 are not restated.
- **Accumulated translation differences:** eliminated against reserves

3.- Summary of main impacts

	Spanish GAAP	IFRS	DIFFERENCE
NET INCOME	556.8	528.7	-28.1
NET INCOME (EXC. CINTRA IPO)	344.0	289.9	-54.1
NET EQUITY	2,253.1	2,542.3	289.2
NET EQUITY (EXC.MINORITY INTEREST)	2,253.1	1,909.4	-343.7

(*) Amounts in million euro

4.- Impact on income statement
Income statement 2004

INCOME STATEMENT	Spanish GAAP 2004	IFRS 2004	Change
Net sales	7,268.2	7,254.0	-14.2
Operating income	**765.7**	**719.6**	**-46.1**
EBITDA	**1,030.4**	**1,030.4**	
Financial result	-83.2	-350.2	-267.0
Equity-accounted affiliates	11.1	-3.4	-14.5
Goodwill amortisation	-76.5	0.5	77.0
Other income and loss		311.5	311.5
Income from ordinary activities	**617.1**	**678.0**	**60.9**
Extraordinary result	295.1		-295.1
Income before taxes	**912.2**	**678.0**	**-234.1**
Corporate income tax	-267.2	-170.1	97.1
Minority interest	-88.2	-11.0	77.2
Income from discontinued operations		**31.8**	**31.8**
Net income	**556.8**	**528.7**	**-28.1**

(*) Amounts in million euro

4.- Impact on income statement

Proforma income statement 2004 excluding the impact of the Cintra IPO

INCOME STATEMENT	Spanish GAAP 2004	IFRS 2004	Change
Net sales	7.268,2	7.254,0	-14,2
Operating income	**765,7**	**719,6**	**-46,1**
EBITDA	**1.030,4**	**1.030,4**	
Financial result	-83,2	-350,1	-266,9
Equity-accounted affiliates	11,1	-3,4	-14,5
Goodwill amortisation	-76,5	0,5	77,0
Other income and loss		-29,0	-29,0
Income from ordinary activities	**617,1**	**337,6**	**-279,5**
Extraordinary result	21,6		-21,6
Income before taxes	**638,7**	**337,6**	**-301,1**
Corporate income tax	-206,8	-109,6	97,2
Minority interest	-87,9	30,1	118,0
Income from discontinued operations		**31,8**	**31,8**
Net income	**344,0**	**289,9**	**-54,1**

(*) Amounts in million euro

4.1 Change in net income


556,8
NET INCOME Spanish GAAP 2004
-78,9
CAPITALIZ. FIN. Expenses.
RECURRING IMPACTS
57,4
GOODWILL
-13,2
CONCESSION DEPRECIATION
0,7
OTHER RECURRING
NON- RECURRING IMPACTS
26,2
CINTRA IPO
-9,6
Treasury stock
-3,5
DERIVATIVES VALUATION
-8,6
EXCHANGE DIFF.
1,4
OTHER
528,7
NET INCOME IFRS 2004

(*) Amounts in million euro

CAPITALISATION OF FINANCIAL EXPENSES INFRASTRUCTURE

IMPACT ON INCOME STATEMENT	
FINANCIAL RESULT	-254.6
EQUITY AFFILIATES	-4.4
CORPORATE INCOME TAX	79.8
MINORITY INTEREST	100.3
NET INCOME	**-78.9**

IMPACT ON BALANCE SHEET	
DEFERRED EXPENSES	-254.6
EQUITY AFFILIATES	-4.4
DEFERRED TAXES	79.8
MINORITY INTEREST	100.3

(*) Amounts in million euro

- **Spanish GAAP**
  - Financial expenses can be capitalised during construction.
  - During operation, financial expenses can be capitalised if recognised as expense on the basis of expected revenues

- **IFRS**
  - Financial expenses can be capitalised during construction.
  - May not be capitalised during operation.

GOODWILL

IMPACT ON INCOME STATEMENT	
GOODWILL AMORTISATION	-76.4
CORPORATE INCOME TAX	-15.7
MINORITY INTEREST	-3.3
NET INCOME	**57.4**

IMPACT ON BALANCE SHEET	
GOODWLL	-76.4
DEFERRED TAXES	-15.7
MINORITY INTEREST	-3.3

- **Spanish GAAP**
  - Amortisation of consolidation goodwill is allowed over at most 20 years.
- **IFRS**
  - No systematic annual amortisation.
  - Consolidation goodwill tested each year for impairment.
  - Foreign companies: goodwill denominated in currency of acquiree.

(*) Amounts in million euro

CONCESSION DEPRECIATION

IMPACT ON INCOME STATEMENT

OPERATING INCOME	-46.3
CORPORATE INCOME TAX	15.6
MINORITY INTEREST	17.5
NET INCOME	**13.2**

IMPACT ON BALANCE SHEET

CONCESSION ASSETS	-46.3
DEFERRED TAXES	15.6
MINORITY INTEREST	17.5

(*) Amounts in million euro

- **Spanish GAAP**
  - Reversion fund amortised on the basis of expected revenues.
  - Other assets depreciated on a straight-line basis or using other technical criteria.
- **IFRS**
  - Final treatment will depend on:
    - Classification under IFRIC interpretation of the type of asset to be recognised (tangible, intangible or financial).
    - Depreciation method established in interpretation.
  - We have assumed the most conservative assumption (straight-line).

OTHER RECURRING EFFECTS

• START-UP EXPENSES	2.6
• FINANCIAL LEASE CONTRACTS	0.2
• BIDDING EXPENSES	-0.4
• SHARE-BASED REMUNERATION SYSTEMS	-1.7
TOTAL	**0.7**

(*) Amounts in million euro

CINTRA IPO

IMPACT ON INCOME STATEMENT	
EXTRAORDINARY RESULT	67.0
MINORITY INTEREST	-40.8
NET INCOME	**26.2**

- **IFRS**
  - The difference arises due to a reduction in the book value of Cintra's assets caused by adjustments to its equity
  - Consequently, as the book value of assets is lower, the capital gain is higher.

(*) Amounts in million euro

INCOME FROM PURCHASE/SALE OF TREASURY STOCK

IMPACT ON INCOME STATEMENT	
EXTRAORDINARY RESULT	-14.7
CORPORATE INCOME TAX	5.1
NET INCOME	**-9.6**

- **Spanish GAAP**
  - Outcome of transactions with own shares is recognised as extraordinary result..

IMPACT ON BALANCE SHEET	
RESERVES	9.6
NET INCOME	- 9.6

- **IFRS**
  - Outcome of transactions with own shares is recognised in equity.

(*) Amounts in million euro

DERIVATIVES

IMPACT ON INCOME STATEMENT	
FINANCIAL RESULT	5.3
RDO. EQUITY AFFILIATES	-10.7
CORPORATE INCOME TAX	1.9
NET INCOME	**-3.5**

IMPACT ON BALANCE SHEET	
FAIR VALUE DERIVATIVES	5.3
EQUITY AFFILIATES	-10.7
DEFERRED TAXES	1.9
INCOME	**-3.5**

(*) Amounts in million euro

- **Spanish GAAP**
  - Not recognised until realised.
- **IFRS**
  - Recognised in balance sheet at fair value.
  - Impact on income:
  - Recognised as hedge of risks in effective transactions:
    - Against reserves until the hedged transaction is performed.
    - Netted when the hedged transaction is performed.

Non-effective or speculative transactions are recognised in income.

EXCHANGE DIFFERENCES

IMPACT ON INCOME STATEMENT	
FINANCIAL RESULT	-14.9
CORPORATE INCOME TAX	3.8
MINORITY INTEREST	2.5
NET INCOME	**-8.6**

IMPACT ON BALANCE SHEET	
RESERVES	-14.9
DEFERRED TAXES	3.8
MINORITY INTEREST	2.5
INCOME	-8.6

- **Spanish GAAP**
  - Exchange gains are recognised in income when realised.
- **IFRS**
  - Exchange differences are recognised in income when they become known.

(*) Amounts in million euro

RECLASSIFICATIONS

- **DISCONTINUED OPERATIONS**
  - Under IFRS, income from operations being divested are recognised in a separate line-item.

- **EXTRAORDINARY INCOME**
  - There is no extraordinary income; it is classified under ordinary activities on the basis of its nature.

NET INCOME 2004

NET INCOME BY DIVISION	Spanish GAAP 2004	IFRS 2004	Chg.	Chg.
Corporation and other	-3,1	-12,4	-9,3	299,6%
Construction	145,7	138,9	-6,8	-4,6%
Infrastructure	288,8	238,4	-50,4	-17,5%
Real Estate	66,7	67,9	1,2	1,8%
Services	58,7	95,8	37,1	63,1%
Grupo Ferrovial Net Result	556,8	528,7	-28,1	-5,1%

(*) Amounts in million euro

4.- Impact on income statement -4..3 Impact by business area.

NET INCOME 2004 (EXCLUDING IMPACT OF CINTRA IPO)

NET INCOME BY DIVISION	Spanish GAAP 2004	IFRS 2004	Change	Change
Corporation and other	-3,1	-12,4	-9,3	299,6%
Construction	145,7	138,9	-6,8	-4,6%
Infrastructure	76,0	-0,4	-76,4	-100,5%
Real Estate	66,7	67,9	1,2	1,8%
Services	58,7	95,8	37,1	63,1%
Grupo Ferrovial net income	344,0	289,9	-54,1	-15,7%

(*) Amounts in million euro

4.- Impact on income statement -4..4 Detail of adjustments to income statement

DETAIL OF ADJUSTMENTS TO INCOME STATEMENT

	Spanish GAAP	Capitalization of the Financial	Goodwill	Concessions Depreciation	CINTRA IPO	Treasury Stock Sales	Derivatives	Exchange differences	Discontinued Operation	Extraordinaries	Other	TOTAL
Net sales	7.268,2								-14,2		0,0	7.254,0
EBIT	765,7			-46,3					-2,4		2,4	719,3
Financial Result	-83,2	-254,6					5,3	-14,9	0,2		-3,0	-350,1
Equity-accounted affiliates	11,1	-4,4					-10,7				0,7	-3,4
Goodwill Depreciation	-76,5		76,5								0,5	0,5
Other profit and loss					67,0				-28,7	273,5	-0,3	311,5
Profit from Ordinary Activities	**617,1**	**-259,0**	**76,5**	**-46,3**	**67,0**	**0,0**	**-5,4**	**-14,9**	**-30,9**	**273,5**	**0,2**	**677,8**
Extraordinary Result	295,1					-14,7			-6,9	-273,5	0,0	0,0
EBT	**912,2**	**-259,0**	**76,5**	**-46,3**	**67,0**	**-14,7**	**-5,4**	**-14,9**	**-37,8**	**0,0**	**0,2**	**677,8**
Taxes	-267,2	79,8	-15,7	15,5	0,0	5,1	1,9	3,8	6,0		0,8	-169,9
Minorities	-88,2	100,3	-3,3	17,5	-40,8			2,5	0,0		1,1	-10,9
Net result from discontinued operations	0,0								31,8		0,0	31,8
TOTAI ATTRIBUTABLE NET INCOME	**556,8**	**-78,9**	**57,4**	**-13,2**	**26,2**	**-9,6**	**-3,5**	**-8,6**	**0,0**	**0,0**	**2,1**	**528,7**

(*) Amounts in million euro

MAIN IMPACT ON NET EQUITY

EQUITY UNDER SPANISH GAAP AND IFRS

EQUITY DECEMBER 2004 SPANISH GAAP	2.253,1
Reduction in income	**-28,1**
Reduction in equity not recognised in income	**-315,7**
-Capitalisation of financial result	-282,9
-Impact on depreciation	-62,2
-Own shares	9,5
-Valuation of derivatives	-14,2
-Share-based remuneration systems	19,1
-Reversal of infrastructure provision due to change in accounting metho	25,2
- Other	-10,2
Subtotal: Equity excluding minority interest	**1.909,3**
Minority interest	633,0
EQUITY DECEMBER 2004 IFRS	**2.542,3**

(*) Amounts in million euro

CAPITALISATION OF FINANCIAL INCOME - TOLL ROADS

	ASSETS
DEFERRED EXPENSES	- 910.2
EQUITY AFFILIATES	-38.9
TOTAL ASSETS	**- 949.1**
	LIABILITIES
RESERVES	**-282.9**
MINORITY INTEREST	-352.4
DEFERRED TAXES	-313.8
TOTAL LIABILITIES	**- 949.1**

- **Spanish GAAP**
  - Financial expenses can be capitalised during construction.
  - During operation, financial expenses can be capitalised if recognised as expense on the basis of expected revenues
- **IFRS**
  - Financial expenses can be capitalised during construction.
  - May not be capitalised after entry into service

(*) Amounts in million euro

DEPRECIATION

	ASSETS
CONCESSION ASSETS	-252.8
DEFERRED TAXES	87.7
TOTAL ASSETS	**- 165.1**
	LIABILITIES
RESERVES	**-62.2**
MINORITY INTEREST	-102.9
TOTAL LIABILITIES	**- 165.1**

(*) Amounts in million euro

- **Spanish GAAP**
  - Reversion fund amortised on the basis of expected revenues.
  - Other assets depreciated on a straight-line basis or using other technical criteria.
- **IFRS**
  - Final treatment will depend on:
    - Classification under IFRIC interpretation of the type of asset to be recognised (tangible, intangible or financial).
    - Depreciation method established in interpretation.
  - We have assumed the most conservative assumption (straight-line).

TREASURY STOCK

ASSETS	
TRESURY STOCK	-3.1
TOTAL ASSETS	**-3.1**
LIABILITIES	
RESERVES	-3.1
TOTAL LIABILITIES	**-3.1**

- **IFRS**
  - Own shares are recognised as a reduction in equity.

(*) Amounts in million euro

DERIVATIVES

	ASSETS
DERIVATIVES FAIR VALUE	18.9
DEFERRED TAXES	17.0
TOTAL ASSETS	**35.9**

	LIABILITIES
RESERVES	-14.2
MINORITY INTEREST	-21.2
DEFERRED REVENUES	-1.1
DERIVATIVES FAIR VALUE 69.1	
DEFERRED TAXES	3.4
TOTAL LIABILITIES	**35.9**

- **Spanish GAAP**
  - Not recognised until realised.
- **IFRS**
  - Recognised in balance sheet at fair value.
  - Impact on income:
  - Recognised as hedge of risks in effective transactions:
    - Against reserves until the hedged transaction is performed.
    - Netted when the hedged transaction is performed.

Non-effective or speculative transactions are recognised in income.

(*) Amounts in million euro

SHARE-BASED REMUNERATION SYSTEMS

	ASSETS
FAIR VALUE DERIVATIVES	44.2
TOTAL ASSETS	**44.2**
	LIABILITIES
RESERVES	19.1
LONG-TERM STAFF LOANS	15.9
DEFERRED TAXES	9.2
TOTAL LIABILITIES	**44.2**

- **Spanish GAAP**
  - No expense booked as not considered an economic hedge.
- **IFRS**
  - Valuation in accordance with IFRS 2
  - Systems established before December 2003. The company considers that they are effective hedges

Independently of their accounting treatment. they are neutral for the company's equity as the amount of employee remuneration to be incurred is covered by the existing hedges

(*) Amounts in million euro

REVERSAL OF PROVISION FOR CHANGE IN BOOK VALUE

ASSETS	
FINANCIAL ASSETS	42,2
TOTAL ASSETS	**42.2**
LIABILITIES	
RESERVES	25.2
MINORITY INTEREST	17.0
TOTAL LIABILITIES	**42.2**

- **IFRS:**

Application of IFRS reduces equity. leadng to a lower carrying value of the Chilean companies and, therefore, the release of the existing provision.

(*) Amounts in million euro

6.- Reclassifications of balance sheet line-items

- Deferred expenses- Bonds issued at a discount
- Deferred expenses - Debt arrangement expenses
- Reclassification of provisions to other balance sheet items (reversion fund, property, plant and equipment, debt, inventories)

(*) Amounts in million euro

6.1 Deferred expenses - Bonds issued at a discount

	ASSETS
DEFERRED REVENUES	-68.6
ACCRUAL ADJUSTMENTS	-36.6
TOTAL ASSETS	**- 105.2**
	LIABILITIES
LONG-TERM BONDS	-60.1
SHORT-TERM BONDS	-45.1
TOTAL LIABILITIES	**- 105.2**

- **Spanish GAAP:**
  - The nominal value is recognised as debt and the difference with respect to the issue value is recognised as deferred expenses.
- **IFRS:**
  - Included in the value of the debt (amortised cost)

(*) Amounts in million euro

6.2 Debt arrangement expenses

	ASSETS
DEFERRED EXPENSES	-172.3
ACCOUNTS RECEIVABLE	- 1.2
TOTAL ASSETS	**- 173.5**
	LIABILITIES
LONG-TERM BONDS	- 20.3
SHORT-TERM BANK DEBT	-153.2
TOTAL LIABILITIES	**- 173.5**

- **Spanish GAAP**
  - Debt arrangement expenses are capitalised as deferred expenses.
- **IFRS:**
  - Debt arrangement expenses are treated as a reduction in the value of the debt.

(*) Amounts in million euro

6.3 Reclassifications of provisions to other balance sheet items

	ASSETS
INVENTORIES	- 9.2
CONCESSION ASSETS	-118.9
PROPERTY.PLANT & EQ.	-12.1
TOTAL ASSETS	**-140.2**
	LIABILITIES
PROV FOR CONTING & EXP	-193.5
DEBT	53.3
TOTAL LIABILITIES	**- 140.2**

- **IFRS**
  - The Reversion Fund is reclassified as an increase in accumulated amortisation, neted off the value of concession assets.
  - Provisions for contingencies and expenses for fixed assets and inventories are netted off their value.
  - Provisions for contingencies and expenses for exchange rates on bank debt are classified as an increase in the value of the debt.

(*) Amounts in million euro

7.- Main impact on balance sheet line items: ASSETS

ASSETS	Spanish GAAP 2004	IFRS 2004	Change
Uncalled capital	0.2	0.2	0.0
Fixed assets	7,519.8	7,059.9	-459.9
Start-up expenses	9.2	0.0	-9.2
Intangible assets	184.4	185.4	1.1
Property, plant and equipment	602.8	579.8	-23.0
Concession assets	5,835.6	5,463.9	-371.7
Financial assets	884.8	830.8	-54.0
Own shares	3.1	0.0	-3.1
Financial derivatives at fair value		**68.4**	**68.4**
Consolidation goodwill	**1,237.4**	**1,278.2**	**40.8**
Deferred expenses	**1,377.5**	**0.0**	**-1,377.5**
Deferred taxes	**144.6**	**267.3**	**122.7**
Current assets	**6,364.0**	**6,307.7**	**-56.3**
Total assets	***16,643.6***	***14,981.8***	***-1,661.8***

(*) Amounts in million euro

7.- Main impact on balance sheet line items: LIABILITIES

LIABILITIES	Spanish GAAP 2004	IFRS 2004	Change
Equity excluding minority interests		**2.542,4**	**2.542,4**
Equity	**2.253,1**	**1.909,4**	**-343,0**
Capital stock and issue premium	333,6	333,6	0,0
Own shares	0,0	-3,1	-3,1
Translation differences	-55,5	-2,7	52,8
Reserves	1.418,2	1.052,8	-365,4
Income and loss	556,8	528,7	-28,1
Outside shareholders	**1.236,7**	**633,0**	**-603,6**
Negative consolidation difference	**7,9**	**-0,9**	**-8,8**
Deferred revenues	**233,7**	**202,4**	**-31,4**
Provisions for contingencies and expens	**486,3**	**231,5**	**-254,8**
Financial derivatives at fair value		**69,1**	**69,1**
Long-term debt	**7.074,8**	**6.970,9**	**-103,9**
Deferred taxes	**492,2**	**139,5**	**-352,7**
Current liabilities	**4.858,9**	**4.827,0**	**-31,9**
Total liabilities	***16.643,6***	***14.981,9***	***-1.661,7***

(*) Amounts in million euro

7.- Main impact on balance sheet line items - Net cash position

NET CASH POSITION	Spanish GAAP 2004	IFRS 2004	Change
Net cash position concession companies	**-5,561.9**	**-5,319.9**	**-225.4**
Cash & cash eq. - concession companies	609.9	609.9	0.0
Bonds issued - concession companies	3,682.9	3,610.7	-72.2
Bank debt - concession companies	2,489.0	2,335.8	-153.2
Net cash position - other companies	**138.9**	**139.9**	**-1.0**
Cash & cash eq.	1,422.6	1,422.6	0.0
Bank debt	1,275.8	1,274.8	1.0
Debt to group and associated cos.	7.9	7.9	0.0

7.- Impact on balance sheet line items - Assets by item

ASSETS	Spanish GAAP DIC 04	Capit. Financ.	Goodwill	Deprec	Treasury Stock	Cintra IPO	Derivatives	Remuneration System	Reclasif. Prov.	Bonds issued at a discount	Other	NIIF DIC 04
Due from shareholder for uncalled capital	0,2										0,0	0,2
FIXED ASSETS	7.519,8	-43,3	0,0	-299,1	-3,1	0,0	-10,7	0,0	-131,0	0,0	27,5	7.060,1
Star-up expenses	9,2										-9,2	0,0
Intangibles assets	184,4										1,1	185,4
Tangible fixed assets	602,8								-12,1		-10,9	579,8
Concession companies assets	5.835,6			-299,1					-118,9		46,3	5.463,9
Long-term financial investments	884,8	-43,3					-10,7				0,2	830,9
Own Shares	3,1				-3,1						0,0	0,0
DERIVATIVES AT FAIR VALUE							24,2	44,2			0,0	68,4
GOODWILL IN CONSOLIDATION	1.237,4		76,5								-35,7	1.278,2
DEFERRED EXPENSES	1.377,5	-1.164,8								-241,0	28,3	0,0
DEFERRED TAXES	144,6			103,3			18,9				0,4	267,2
CURRENT ASSETS	6.364,0								-9,2	-1,2	-45,9	6.307,7
											0,0	
Total Activo	*16.643,6*	*-1.208,1*	*76,5*	*-195,8*	*-3,1*	*0,0*	*32,4*	*44,2*	*-140,2*	*-242,2*	*-25,4*	*14.981,8*

7.- Impact on balance sheet line items - Liabilities by item

Liabilities	Spanish GAAP DIC 04	Capit Financ.	Goodwill	Depreciation	Treasury Stock	Cintra IPO	Derivatives	Remuneration System	Reclas. Provisions	Bonds issued at a discount	Other
EQUITY WITH MINORITY INTEREST											
SHAREHOLDER'S EQUITY	2.253,1	-361,8	57,4	-75,4	-3,1	7,7	-17,7	17,4	0,0	0,0	31,7
Capital suscrito y Prima de Emisión	333,6										0,0
Treasury Stock	0,0				-3,1						0,0
Diferencias de conversión	-55,5										52,8
Reserves	1.418,2	-282,9		-62,2	9,5	-18,5	-14,2	19,1			-16,1
Profit and loss	556,8	-78,9	57,4	-13,2	-9,5	26,2	-3,5	-1,7			-5,0
Socios Externos	1.236,7	-452,7	3,2	-120,4		-7,7	-21,2				-4,9
NEGATIVE DIFERENCE IN CONSOLIDATION	7,9										-8,8
DEFERRED REVENUES	233,7						-1,1				-30,3
											0,0
Operating Provisions	486,3								-193,5		-19,1
Derivatives at fair value							69,1				0,0
Long term debt	7.074,8						3,3	17,6	53,3	-233,7	55,6
Deferred taxes	492,2	-393,6	15,9					9,2			15,8
Current liabilities	4.858,9									-8,5	-23,4
Total liabilities	16.643,6	-1.208,1	76,5	-195,8	-3,1	0,0	32,4	44,2	-140,2	-242,2	-25,5

8.- Regulatory situation of the concession business

- Since October 2003, IFRIC has been analysing the issuance of an interpretation in connection with the concession business
- The interpretation will be applicable to all types of public concessions (including services)
- On 3 March 2005, it issued three draft interpretations that are currently open to public comment (until 31 May).
- After considering feedback, the IFRIC and IASB must approve those interpretations.
- Those interpretations must then be ratified by the European Union.
- According to the current wording, they will be applicable to years commencing on or after 1 January 2006.

8.- Regulatory situation of the concession business

The current draft poses two alternative models for accounting :

- Intangible asset model: For regulated concessions in which the concession operator charges the user.
- Financial asset model: For regulated concessions in which the concession operator charges the Administration.

The demarcation between the two models may be changed in the final interpretation.

ferrovial

8.- Regulatory situation of the concession business

The two models have very different accounting impacts

Comparative analysis of income
Standard 30-year concesson

Million euro

30 years



Intangible
Financial asset
ICAC
110
100
90
80
70
60
50
40
30
20
10
0
-10
-20
-30
3
5
7
9
11
13
15
17
19
21
23
25
27
29

8.- Regulatory situation of the concession business

Million euro

Comparative analysis of income statement

INTANGIBLE ASSET				FINANCIAL ASSET	
Revenue	6,943.6	A	B	3,585.8	Revenue
Operating expense	-3,334.6			-3,334.6	Operating expense
		+			
EBITDA	3,609.0			251.2	**EBITDA**
Depreciation	-1,336.7	D	+	0.0	Depreciation
OPERATING INCOME	2,272.2			251.2	**OPERATING INCOME**
Financial expense	-930.4			-930.4	Financial expense
			C	2,021.0	Financial revenues
Income before taxes	1,341.8			1,341.8	**Income before taxes**
Taxes	-469.6			-469.6	Taxes
Net income	872.2			872.2	**Net income**

A+D = B+C

9.- Conclusions

- Accounting change: No impact on cash flow from operations.
- Does not affect individual company accounts: no effect on tax flows.
- Uncertainty in the concession business. Possible changes in 2006.
- Will not affect dividend policy.
- New concessions and refinancing of existing concessions: source of value which may negatively impact the income statement in the early years.